Exhibit(a)(1)(F)

FORM OF CONFIRMATION OF RECEIPT OF NOTICE OF WITHDRAWAL

Confirmation of Receipt of Notice of Withdrawal

This Confirmation of Receipt of Notice of Withdrawal is related to Sigma Designs, Inc.’s Offer to Exchange dated August 24, 2009 (the “Offer”).

We have received your Notice of Withdrawal electing to REJECT the offer to exchange some or all of your eligible options as indicated in your Notice of Withdrawal. If the Notice of Withdrawal is properly completed and signed, this means that you have withdrawn some or all of your eligible stock options as indicated on your Notice of Withdrawal and you have revoked your prior acceptance of the Offer with respect to some or all of your eligible stock options. You will not receive any replacement options and you will retain your eligible stock options withdrawn from the Offer with their existing term, exercise price, vesting schedule and other terms and conditions.

If your Notice of Withdrawal is properly completed and signed, we will accept your rejection of the Offer with respect to some or all of your eligible stock options. Your eligible stock options that were not tendered for exchange will remain outstanding after the Offer closes at 9 p.m., Pacific Time, on September 22, 2009, unless the Offer is extended by us.

Please note that you may change your election(s) at any time before 9 p.m. U.S. Pacific Time on September 22, 2009.
If you have any questions or if you would like additional copies of the Election Form or other documents related to the Offer, please telephone Catherine Van Rhee and Terry Nguyen at (408) 957-984 or send an email to OptionExchange@sdesigns.com.

Thank you,

Thomas E. Gay III